Filed Pursuant to Rule 433

Free Writing Prospectus dated June 9, 2023

Relating to Preliminary Prospectus dated June 5, 2023

Registration No. 333-271556

Explanatory Note

This free writing prospectus relates to the proposed public offering of securities of Aytu Biopharma, Inc. (the “Company”). The securities are being registered on a Registration Statement on Form S-1, and an Amendment No. 1 to the Registration Statement on Form S-1 (File No. 333-271556). This free writing prospectus should be read together with the preliminary prospectus dated June 5, 2023.

The Company has filed the Registration Statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that Amendment No. 1 to the Registration Statement (including the Risk Factors contained therein) and other documents that the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR or the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022 by calling 212-895-3745.

Aytu BioPharma Announces Pricing of $4.0 Million Public Offering Priced At-The-Market and the Appointment of a New Director

Abhinav Jain of Nantahala Capital Management, LLC Joins the Company’s Board of Directors Upon Closing

Potential for Additional $7 Million in Event of Exercise of Common Warrants in Full

Extends Interest Only Period on Avenue Capital Term Loan Through January 2025 Maturity Date

ENGLEWOOD, CO / ACCESSWIRE / June 9, 2023 / Aytu BioPharma, Inc. (NASDAQ:AYTU), a pharmaceutical company focused on developing and commercializing novel therapeutics, today announced the pricing of its equity offering co-led by Nantahala Capital Management and Stonepine Capital Management with participation by Armistice Capital of (i) 1,743,695 shares of its common stock, and, in lieu of common stock to certain investors that so chose, pre-funded warrants to purchase 430,217 shares of its common stock (“Pre-Funded Warrants”), and (ii) accompanying Tranche A and Tranche B warrants (the "Common Warrants") to purchase 4,347,824 shares of its common stock priced at-the-market under Nasdaq rules  (the "Offering").

Gross proceeds, before deducting placement agent fees and other offering expenses, are expected to be approximately $4.0 million (assuming no exercise of the Common Warrants). The Offering is expected to close on June 13, 2023, subject to customary closing conditions.

The Company anticipates that the closing of the Offering will extend the interest only period on the Company’s $15 million senior secured loan facility with Avenue Venture Opportunities Fund, L.P. (the “Avenue Note”) through its maturity date in January 2025.

Following and in connection with the closing of the Offering, Abhinav “Abi” Jain from Nantahala Capital Management is joining the Company’s Board of Directors.

“We are pleased to have priced this offering with these fundamental, healthcare-oriented institutional investors and look forward to having Abi join the Company’s board of directors,” stated Aytu Chief Executive Officer Josh Disbrow. “With the momentum we’re experiencing in the Rx Segment and our continued operational improvements, this additional capital enables us to advance the Company’s growth and accelerate expense reduction initiatives and is expected to bridge the Company to profitability. Our strategic mandate is to focus on the most profitable aspects of our business. Going forward we will accentuate our Rx Segment and de-emphasize our Consumer Health Segment with the objective of either monetizing or discontinuing the Consumer Health Segment altogether. We’re also continuing the indefinite suspension of all pipeline programs so as to minimize research and development expense until such time that we can fund those efforts with internally generated cash flow. We’re committed to driving long-term shareholder value, and we believe that focusing on the commercial Rx business and removing expenses associated Consumer Health and R&D is the optimal strategy in order to operate a sustainable, profitable specialty pharmaceutical business. With this financing soon to be closed and our anticipation that the Avenue Note’s interest only period will extend through maturity in 2025, we are well positioned to execute and grow our Rx operating business. We are grateful to these investors and look forward to a productive working relationship with Abi as he joins the board.”

Abi Jain of Nantahala Capital Management stated, “Nantahala is pleased to co-lead this investment in Aytu, and I’m looking forward to working with the Aytu board and management team to help them execute on the Company’s growth plans. We have been engaged in extensive dialogue with the Aytu management team and, through our discussions with management, have developed a solid understanding of the company, its growth drivers, and the opportunities for success that we believe lie ahead for Aytu. The Company has committed to drive growth, improve operations, manage expenses and deliver shareholder value, and we look forward to being a part of the Company’s success as we move forward together.”

Abi Jain is an Analyst at Nantahala, focused on investments in various sectors, including specialty and generic pharmaceuticals. Prior to joining Nantahala in 2019, Mr. Jain was an Associate at Angelo, Gordon & Co., an alternative asset manager based in New York from 2015-2017. At Angelo, Gordon & Co., Mr. Jain focused on private equity and structured credit investments. He graduated from Massachusetts Institute of Technology in 2012 with an S.B. in Chemical-Biological Engineering and from The Wharton School of the University of Pennsylvania in 2019 with an M.B.A. with honors in Finance and Entrepreneurial Management.

The shares of common stock and the Pre-Funded Warrants were each sold in combination with corresponding Common Warrants to purchase two shares of common stock for each share of common stock or each Pre-Funded Warrant sold. The offering price for each share of common stock and accompanying Common Warrants to purchase two shares of common stock is $1.84. The offering price for each Pre-Funded Warrant and accompanying Common Warrants to purchase two shares of common stock is $1.84 less $0.0001. The Pre-Funded Warrants have an exercise price of $0.0001 per share of common stock, and the Common Warrants have an exercise price of $1.59 per share of common stock. The Pre-Funded Warrants will be immediately exercisable and remain exercisable until exercised. The shares of common stock (or Pre-Funded Warrants in lieu thereof) and accompanying Common Warrants can only be purchased together in this Offering, but will be issued separately and will be immediately separable upon issuance. There is no established public trading market for the Common Warrants or Pre-Funded Warrants, and the Company does not expect a market to develop. Additionally, the Company does not intend to apply to list the Common Warrants or Pre-Funded Warrants on any national securities exchange or other nationally recognized trading system.

The Common Warrants may be exercised for either shares of Common Stock or pre-funded warrants to purchase Common Stock at a future exercise price of $0.0001 per share in the same form as the Pre-Funded Warrant (“Exchange Warrants”). The Common Warrants consist of Tranche A warrants and Tranche B warrants. The Tranche A warrants are immediately exercisable for an aggregate of 2,173,912 shares of common stock or Exchange Warrants at the holders election at $1.59 per share (or $1.59 less $0.0001 per Exchange Warrant) for a total of approximately $3.5 million, and expire upon the earlier of (i) five years after the date of issuance, and (ii) 30 days following the Company’s common stock equaling 200% of the exercise price for at least 40 consecutive trading days. The Tranche B warrants are immediately exercisable for an aggregate of 2,173,192 shares of common stock or Exchange Warrants at the holders election at $1.59 per share (or $1.59 less $0.0001 per Exchange Warrant) for a total of $3.5 million, and expire upon the earlier of (i) five years after the date of issuance, and (ii) 30 days following the Company’s achievement of consolidated trailing twelve-month adjusted EBITDA, as defined in the securities purchase agreement, of $12 million.

All securities sold in the Offering were sold by the Company. The Company intends to use the net proceeds from the Offering for working capital and general corporate purposes. Maxim Group LLC acted as the sole placement agent for the Offering.

The securities described above are being offered pursuant to a registration statement on Form S-1, as amended (File No. 333- 271556) (the “Registration Statement”), which was declared effective by the Securities and Exchange Commission (the “SEC”) on June 8, 2023. The Offering is being made only by means of a prospectus which is a part of the Registration Statement. A preliminary prospectus relating to the offering has been filed with the SEC. Copies of the final prospectus relating to this Offering, when available, will be filed with the SEC and may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Aytu BioPharma, Inc.

Aytu BioPharma is a pharmaceutical company commercializing a portfolio of commercial prescription therapeutics and consumer health products. The Company’s prescription products include Adzenys XR-ODT® (amphetamine) extended-release orally disintegrating tablets (see Full Prescribing Information, including Boxed WARNING) and Cotempla XR-ODT® (methylphenidate) extended-release orally disintegrating tablets (see Full Prescribing Information, including Boxed WARNING) for the treatment of attention deficit hyperactivity disorder (ADHD), as well as Karbinal® ER (carbinoxamine maleate), an extended-release antihistamine suspension indicated to treat numerous allergic conditions, and Poly-Vi-Flor® and Tri-Vi-Flor®, two complementary fluoride-based prescription vitamin product lines available in various formulations for infants and children with fluoride deficiency. Aytu’s consumer health segment markets a range of over-the-counter medicines, personal care products, and dietary supplements addressing a range of common conditions including diabetes, allergy, hair regrowth, and gastrointestinal conditions. To learn more, please visit aytubio.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This press release contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as "anticipates," "believes," "continue," "estimates," "expects," "intends," "may," "might," "plans," "predicts," "projects," "should," "targets," "will," or the negative of these terms and other similar terminology. Forward-looking statements in this press release include, but are not limited to, statements regarding the anticipated closing of the Offering, its effect on the Avenue Note, prospects for the Company’s growth and profitability, changes to the Company’s operations, and the expected uses of the proceeds from the Offering. Completion of the Offering is subject to numerous factors, many of which are beyond Aytu's control, including, without limitation, market conditions, failure of customary closing conditions and the risk factors and other matters set forth in the prospectus supplement and accompanying prospectus included in the registration statement and the documents incorporated by reference therein. You are cautioned not to place undue reliance on any forward-looking statements made by Aytu's management, which are based only on information currently available to it when, and speak only as of the date, such statement is made. Aytu does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by law. We also refer you to the risks described in ''Risk Factors'' in Aytu's Annual Report on Form 10-K, in Quarterly Reports filed on Form 10-Q, and in the other reports and documents it files with the Securities and Exchange Commission.

Contacts for Investors:

Mark Oki, Chief Financial Officer

Aytu BioPharma, Inc.

moki@aytubio.com

Robert Blum or Roger Weiss

Lytham Partners

AYTU@lythampartners.com

Source: Aytu BioPharma, Inc.